Exhibit 3.1

Certificate of Amendment

of Bylaws of

AXT, Inc.

The undersigned, being the Secretary of AXT, Inc. (the “Company”), hereby certifies that Section 1.4 of the Second Amended and Restated Bylaws of the Company was amended effective July 26, 2026, by the Company’s Board of Directors to change such paragraph to read in full as follows:

Section 1.4 Quorum. At any meeting of the stockholders, the holders of thirty three and one third percent of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

 If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

 If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.

Dated: July 26,2026

AXT, INC.

By:	/s/ Gary Fischer
Name: Gary Fischer
Title: Chief Financial Officer and Corporate Secretary